Exhibit 11.3

Investor Contacts:   Tom Tomlinson / Tony Ishaug

Telephone: (952) 944-5600

DEPARTMENT 56 REPORTS THIRD QUARTER 2001 RESULTS

FY2001 Outlook Raised

October 18, 2001 – Eden Prairie, MN. – Department 56 (NYSE: DFS), a leading collectibles and specialty giftware company, today reported revenue and earnings that exceeded management expectations for the third quarter and nine months ended September 29, 2001.

For the first nine months, net income was $13.1 million on revenues of $144.4 million, compared with net income of $17.2 million on revenues of $175.0 million a year ago. On a per share diluted basis, net income for the first nine months was $1.01 compared to $1.18 last year.

For the quarter, revenues were $60.1 million, compared to $72.0 million in the prior year. Net income and diluted earnings per share in the third quarter were $6.5 million and $0.50 per share, respectively, compared to $12.0 million and $0.85, respectively, a year ago.

Net income and earnings per share for the third quarter and year-to-date periods of 2001 include a $3.0 million pre-tax impairment of the Company’s minority investment in accent furniture manufacturer 2-Day Designs, Inc. resulting from continued deterioration in the U.S. home furnishings market.

EBITDA for the first nine months, excluding the impairment charge noted above, was $38.0 million compared with $44.1 million a year ago. For the third quarter, EBITDA, excluding the impairment charge, was $17.9 million compared to $25.3 million for the same period in 2000.

Customer Orders

For the first nine months of 2001, orders of $181.4 million were 24% below the level of the first nine months of 2000. Orders during the third quarter of $20.3 million were down approximately 29% relative to orders of $28.8 million in the third quarter of the prior year.

Orders for the Company’s Village Series and General Giftware products for the nine-month period were $109.9 million and $71.5 million, respectively.  During the third quarter, orders for Village Series and General Giftware products were $8.1 million and $12.2 million respectively.

Fiscal 2001 Outlook

Commenting on the Company’s outlook for full-year results, Susan Engel, Chairwoman and Chief Executive Officer, stated, “Management feels increasingly confident that we will achieve full-year diluted earnings per share above our previous expectations. However, with continued uncertainty relative to consumer spending during the upcoming holiday season, we maintain a cautious view.” The Company announced that it has raised its outlook for full-year 2001 diluted earnings per share to the range of $0.85 to $0.95.  Ms. Engel continued, “Despite the current uncertainties in the economy, our franchise remains fundamentally sound and profitable. We will continue to enhance our position as a leading creative resource, providing holiday and seasonal celebrating traditions. We are focused on objectives that will broaden our reach to new consumers and enhance our position in the marketplace.”

Third Quarter and Year-to-Date Highlights

Third quarter revenues for Village and General Giftware products were $35.5 million and $24.6 million, respectively, compared to $41.5 million and $30.5 million, respectively, in the third quarter of last year. For the nine-month period, revenues for Village and General Giftware products were $90.2 million and $54.2 million, respectively, compared to $113.5 million and $61.5 million, respectively, for the first nine months of 2000.

Gross margin as a percentage of sales was 54.9% for the third quarter, compared to 56.0% in the third quarter of 2000. For the nine-month period, gross margins of 55.5% were up compared to 54.4% in the prior year. Margins for the first nine months of 2000 margins were negatively impacted by the $6.5 million in reserve charges related to 1999 receivables and the Customer Appreciation Discount, as previously discussed. Excluding the impact of the reserve charges and discount program, margins for the first nine months of 2000 would have been 57.4%.

Selling, General and Administrative expenses for the quarter were $16.6 million, or 28% of sales, compared to $16.2 million, or 23% of sales in the third quarter of 2000. For the nine-month period, SG&A represented 32% of sales, or $46.7 million, down from $55.4 million, or 32% of sales in the prior year. SG&A for the current year reflects the results of various cost control initiatives, partially offset by increased depreciation and new expenses related to the Company’s retail expansion and customer business model research. The results for the first nine months of 2000 included $5.5 million in bad debt reserve charges related to the resolution of 1999 receivables as well as one-time costs related to the Company’s investment in information systems and its distribution center consolidation, as previously reported.

“We continue to be pleased with the results of our cost reduction initiatives in our wholesale operations,” noted Ms. Engel. “Our emphasis on expense control and working capital management have demonstrated the ability of our management team to improve performance in a challenging environment.”

Interest expense for the quarter was $1.7 million compared to $3.3 million in the third quarter of 2000. For the nine-month period, interest expense was $5.6 million compared to $8.3 million in the prior year. The decrease in interest expense in both the third quarter and year-to-date periods resulted from a lower interest rate environment as well as improved working capital management.

Accounts receivable at the end of the third quarter were $88.6 million compared to $114.7 million a year ago, stemming from the reduction in sales volume. Inventory levels decreased significantly, from $29.6 million a year ago to $19.0 million at the end of the third quarter, due primarily to reduced order volume as well as better inventory planning and product flow through the Company’s distribution center.

As of September 29, the Company had total debt outstanding of $116.0 million, compared to $160.5 million at the end of the third quarter in 2000. The reduction in total debt resulted from operating cash flows being used to prepay $20 million of term debt in the first half, as well as reduced working capital needs.

Capital Expenditures in the third quarter were $0.8 million, bringing the total for the year-to-date period to $2.4 million. As previously reported, for the full year, the Company expects total capital expenditures of less than $3.0 million.

Board of Directors

Department 56 also announced that Jay Chiat and Peter K. Barker, members of the Company’s Board of Directors since 1998 and 1999, respectively, have resigned from the Board for personal reasons. “We are grateful to Jay and Peter for their service to the Company, and we wish them the best,” noted Ms. Engel. As previously announced, Michael R. Francis, Senior Vice President of Marketing for Target Corporation, was appointed to the Company’s Board of Directors in July of this year.

About Department 56

Department 56, Inc. is a leading collectibles and giftware company known for its lighted Villages, Snowbabies™ figurines and extensive lines of holiday and home decorative products. Its products are sold primarily through gift, specialty and department store retailers in the United States, Canada and Europe. The Company operates three year-round stores and this year has launched seasonal locations in select U.S. malls as part of its retail initiative. In addition, through the recently announced acquisition of the business of Axis Corporation, the Company sells its Geppeddo brand dolls, doll accessories and plush items through seasonally-operated kiosks based in malls and shopping centers throughout North America.

Investors will have the opportunity to listen to the Company’s October 19 conference call over the Internet through StreetEvents at www.streetevents.com. To listen to the live call, please go to the web site prior to the 9:00 a.m. EST call. For those who cannot listen to the live broadcast, a replay will be available shortly after the call.

Notes concerning forward-looking statements:

This release contains forward-looking statements about the Company’s performance. These statements, including but not limited to the Company’s expectations regarding 2001 earnings per share and capital expenditures, are based on management’s estimates, assumptions and projections as of today and are not guarantees of future performance. Management assumes that the Company’s effective tax rate will not vary materially from that of the 2000 fiscal year. Any conclusions or expectations expressed in, or drawn from, the statements in this press release concerning matters that are not historical corporate financial results are forward-looking statements that involve risks and uncertainties. Actual results may vary materially from forward-looking statements and the assumptions on which they are based. The Company undertakes no obligation to update or publish in the future any forward-looking statements. The earnings per share forecast contained in this release assumes that the degradation in consumer spending and retailer behavior resulting from conditions in the economy-at-large and the terrorist events of and following September 11, 2001 does not worsen. Also, please read the bases, assumptions and factors set out in the last two paragraphs of Item 7 in the Company’s Form 10-K for 2000 dated March 30, 2001, as amended, and filed under the Securities Exchange Act of 1934, all of which is incorporated herein by reference and applicable to the forward-looking statements set forth herein.

DEPARTMENT 56, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

Unaudited

ASSETS

September 29,

December 30,

	2001	2000
CURRENT ASSETS
Cash and cash equivalents	$249	$23,698
Accounts receivable, net	88,611	36,994
Inventories	19,002	15,650
Other current assets	10,087	13,742
Total current assets	117,949	90,084

PROPERTY AND EQUIPMENT, net	30,657	31,796
GOODWILL, TRADEMARKS AND OTHER, net	155,163	150,609
OTHER ASSETS	2,076	5,319
	$305,845	$277,808

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Current portion of long-term debt	$900	$-
Borrowings on revolving credit agreement	31,000	-
Accounts payable	7,073	7,866
Other current liabilities	22,810	16,637
Total current liabilities	61,783	24,503

DEFERRED TAXES	6,176	7,730
LONG-TERM DEBT	84,100	105,000
STOCKHOLDERS’ EQUITY	153,786	140,575
	$305,845	$277,808

DEPARTMENT 56, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

Unaudited

			39 Weeks	39 Weeks
	Quarter Ended		Ended	Ended
	September 29,	September 30,	September 29,	September 30,
	2001	2000	2001	2000
NET SALES (1)	$60,129	$72,003	$144,423	$175,024
COST OF SALES (1)	27,107	31,684	64,309	79,823

Gross profit	33,022	40,319	80,114	95,201

Selling, general, and administrative expenses	16,551	16,237	46,704	55,446
Amortization of goodwill, trademarks and other	1,290	1,374	3,938	4,112

INCOME FROM OPERATIONS	15,181	22,708	29,472	35,643

Interest expense	1,694	3,273	5,643	8,344
Other, net	3,006	1	2,749	(395)

INCOME BEFORE INCOME TAXES	10,481	19,434	21,080	27,694

INCOME TAXES	3,983	7,386	8,010	10,524

NET INCOME	$6,498	$12,048	$13,070	$17,170

NET INCOME PER SHARE	$0.50	$0.86	$1.02	$1.19

NET INCOME PER SHARE ASSUMING DILUTION	$0.50	$0.85	$1.01	$1.18

WEIGHTED AVERAGE SHARES
OUTSTANDING – BASIC	12,887	14,082	12,872	14,448

WEIGHTED AVERAGE SHARES
OUTSTANDING – ASSUMING DILUTION	12,916	14,140	12,906	14,499

(1)   Net sales and cost of sales for the quarter and 39 weeks ended September 30, 2000 have each been increased to conform to the presentation of net sales and cost of sales for the quarter and 39 weeks ended September 29, 2001, as a result of reclassifying outgoing freight costs in order to comply with the requirements of Emerging Issues Task Force Issue Number 00-10, Accounting for Shipping and Handling Fees and Costs.  Such expenses were formerly classified as a reduction of net sales.  This change has no impact on gross profit amounts.  Outgoing freight costs totaled $2.1 million and $7.0 million for the quarter and 39 weeks ended September 30, 2000, respectively.